FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 26, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated May 25, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 26, 2004	By:	/s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

	By:	/s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE May 25th, 2004

ANNUAL GENERAL MEETING OF SHAREHOLDERS

New York, Stockholm, London and Luxembourg – May 25, 2004 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), today held its Annual General Meeting (AGM) of Shareholders in Luxembourg.

The AGM re-elected Vigo Carlund, Ernest Cravatte, Lars-Johan Jarnheimer, Daniel Johannesson, Raymond Kirsch, Michel Massart and Cristina Stenbeck as members of the Board of Directors. Donna Cordner was elected as a new member of the Board of Directors. PricewaterhouseCoopers was re-elected as Auditor.

Donna Cordner is the former Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior management positions at Société Générale and ABN AMRO Bank N.V in the U.S. and Europe, including as the Director of ABN’s Latin America Telecommunications Project Finance and Advisory Group. Ms Cordner is currently CEO of HOFKAM Limited, which is the largest rural microfinance company in Uganda.

The AGM resolved to grant 540,000 share options to certain directors and employees of Millicom. The options are exercisable at a 10% premium to the closing market price of Millicom shares on the Nasdaq Stock Market on May 25, 2004. The maximum potential dilution of the current issued share capital of Millicom as a result of the granting of these new share options is 0.6%.

A second shareholders’ meeting will be convened for point 8 of the Agenda of the Meeting as the special quorum of 50 per cent of the shareholders was not present. The second shareholders’ meeting will vote on a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies as amended. All other resolutions proposed to Millicom’s Annual General Meeting of shareholders today in Luxembourg were passed.

At a Board of Directors’ meeting following the AGM, Daniel Johannesson was reelected as Chairman of the Board of Directors. Michel Massart was re-appointed as Chairman of the Audit Committee and Ernest Cravatte and Raymond Kirsch were reappointed as members of the Audit Committee. Daniel Johannesson was appointed as Chairman of the Remuneration Committee and Vigo Carlund, Donna Cordner and Cristina Stenbeck were appointed members of the Remuneration Committee.

At a Board of Directors’ meeting following the AGM, it was decided that the procedure for the nomination of Board Directors for the AGM in 2005 will be chaired by Cristina Stenbeck as Chairman of the Nomination Group. The Nomination Group will be created this Fall in consultation with at least three major shareholders and the composition of the Group will be communicated in the results statement for the third quarter of 2004.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com